03 JAN 29 AM 7:2

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

10 October 2001

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003547

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Notice of Changes in Director's Interests

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 9 October 2001.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

dlw 2/4

MASNET No. 71 OF 09.10.2001
Announcement No. 74

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Director's Interests

Name of director:	FU Jin Ming, Patrick
Date of notice to company:	09/10/2001
Date of change of interest:	09/10/2001
Name of registered holder:	RHB-Cathay Securities Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	300,000
% of issued share capital:	0.08
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$0.075
No. of shares held before change:	975,000
% of issued share capital:	0.25
No. of shares held after change:	1,275,000
% of issued share capital:	0.32

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	975,000
% of issued share capital:	0	0.25
No. of shares held after change:	0	1,275,000
% of issued share capital:	0	0.32
Total shares:	0	1,275,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 09/10/2001 to the SGX